

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Chen Yuanhang
Chief Executive Officer
LVPAI GROUP Ltd
50 West Liberty Street, Suite 880
Reno, Nevada 89501

>   **Re: LVPAI GROUP Ltd**
>   **Form 10-K for the fiscal year ended January 31 , 2022**
>   **Filed May 19, 2022**
>   **File No. 033-20966**

Dear Mr. Yuanhang:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended January 31 , 2022

General

1.   Given that your executive officers and directors have significant ties to and/or are located within China, you should provide specific and prominent disclosures about the legal and operational risks associated with having business in this location, consistent with the guidance in our Sample Letter to China-Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address:

      https://www.sec.gov/corpfin/sample-letter-china-based-companies

      Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. However, a discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction